SUB-ITEM 77C:  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On July 17, 2015, a Special Meeting of Shareholders of The Jamestown Balanced Fund series of the Trust was held for the purpose of voting upon an Agreement and Plan of Reorganization and related transactions that provide for the reorganization of The Jamestown Balanced Fund into The Jamestown Equity Fund series of the Trust.  Shareholders of The Jamestown Balanced Fund approved the reorganization by the following vote:

	Number of Shares

For	Against	Abstain	% Voted in Favor
804,099.631	14,585.328	30,227.494	70.82%